Exhibit 99.1

Golden Star Resources reports on the passing of Peter Spora, EVP Growth & Discovery

TORONTO, Dec. 11, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is deeply saddened to report the tragic and untimely passing of Peter Spora, EVP Growth and Discovery, on December 9, 2020.

Peter joined the Company in November 2019 having had a highly successful career in exploration, technical and corporate development roles at Homestake Gold, Barrick Gold Corp, Acacia Mining and La Mancha.

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"Peter was an integral part of the Golden Star team, a talented professional and someone I had worked with for over 10 years, across three companies.  Our thoughts, and those of our Board of Directors, Management team and colleagues, are with Peter's wife and family at this difficult time. This is a huge loss for our business and the wider mining industry, many of us will fondly remember sharing time with Peter at work, conferences and on site visits, where his passion for geology and the industry was clear for all to see.

Peter has been a huge proponent for diversity in the industry and has readily given his time to help guide and mentor his younger colleagues throughout his career. We hope to continue these efforts in his memory."

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow. Since winning the PDAC 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 208 167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:30e 11-DEC-20